SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:             30 January 2006

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH{X}

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒                        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes                                               No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward
Assistant Secretary

Date: 30 January 2006

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand, London, WC2N 5EH,

United Kingdom

Today’s Announcement – 30 January 2006:

‘Planned Chief Executive Succession’

ANNEX 2 – Copy Announcement as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange on 30 January 2006:

‘Planned Chief Executive Succession’

National Grid plc

1-3 Strand

London

WC2N 5EH

United Kingdom

30 January 2006

Planned Chief Executive Succession

National Grid plc (“National Grid”) today announces the intention of Roger Urwin, Group Chief Executive, to retire from National Grid at the end of this calendar year and the appointment of Steve Holliday as Group Chief Executive designate. Steve will be appointed Group Deputy Chief Executive from the beginning of National Grid’s next financial year.

Sir John Parker, Chairman of National Grid, said:

“Roger has led National Grid through transformational change and delivered an outstanding track record of success and value creation. At the Board’s request Roger agreed to defer his retirement to enable a smooth transition, ensuring that operating performance momentum is maintained together with management continuity through this year’s Transmission Price Review.

“The Board undertook a thorough process of evaluating both internal and external candidates, and we are delighted to announce Steve as the Chief Executive designate and the Board congratulates him on this appointment. Since joining National Grid in 2001, Steve has led the UK Transmission and the UK Gas Distribution businesses to world-leading performance. All the directors and myself are confident in the future of the Group under Steve’s leadership.”

CONTACT DETAILS

National Grid:

Investors
David Campbell	+44 (0)20 7004 3170	+44 (0)7799 131783(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)

Citigate Dewe Rogerson	+44 (0)20 7638 9571
Anthony Carlisle	+44 (0)7973 611888(m)

Photographs are available on www.newscast.co.uk

Notes to Editors:

Roger Urwin

Roger Urwin (59) became Group Chief Executive of National Grid Transco plc in October 2002 following the merger between National Grid Group and Lattice Group. The company changed its name to National Grid plc in July 2005.

Prior to the merger he was appointed Group Chief Executive of National Grid Group in April 2001, where he played a key role in establishing the company’s international strategy and its successful expansion into the US. He joined the Group in 1995, initially as CEO of the company’s UK transmission business.

Previously Roger Urwin was Managing Director and Chief Executive of London Electricity from 1990 to 1995. He is also a Non-executive Director of Utilico Investment Trust plc and a Fellow of the Royal Academy of Engineering.

Steve Holliday

Steve Holliday (49) joined National Grid Group as Group Director, UK and Europe in March 2001. Immediately following the merger between National Grid and Lattice Group in October 2002, he was responsible for the Group’s electricity and gas transmission businesses. He was then appointed as Group Director responsible for UK Gas Distribution and Business Services.

He was formerly an Executive Director of British Borneo Oil and Gas. Previously, he spent 19 years with the Exxon Group, where he held senior positions in the international gas business and operational areas such as refining and shipping. Steve Holliday’s international experience includes a four-year spell in the US. He also developed business opportunities in countries as diverse as China, Australia, Japan, Brazil and the former Soviet Union. He is a Non-executive Director of Marks and Spencer Group plc.

National Grid

National Grid is an international energy delivery business, whose principal activities are in the regulated electricity and gas industries. It owns the high-voltage electricity transmission system in England and Wales and operates the system across Great Britain. It also owns and operates the high pressure gas transmission system in Britain and its distribution business delivers gas to 11 million homes and businesses in Britain.

The Group has electricity transmission systems in northeastern US, and distributes electricity in the northeastern US to approximately 3.3 million customers, and gas in upstate New York to around 560,000 customers.

National Grid also has a number of businesses operating in related areas such as wireless infrastructure for broadcast and telecommunications, metering and interconnectors.